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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                 SCHEDULE 13D


                   Under the securities Exchange Act of 1934

                             (Amendment No._______)*


                               NationsRent, Inc.
_______________________________________________________________________________
                                (Name of Issuer)


                                 Common Stock
________________________________________________________________________________
                        (Title of Class of Securities)


                                  638588 10 3
           ________________________________________________________

                                (CUSIP Number)


            E. Michael Greaney, Esq., Gibson, Dunn & Crutcher LLP,
                         200 Park Avenue, NY, NY 10166
________________________________________________________________________________
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)



                                 July 20, 1999
          __________________________________________________________
            (Date of Event which Requires Filing of this Statement)


        If the filing person has previously filed a statement on
        Schedule 13G to report the acquisition that is the subject of this schedule 13D, and is filing this schedule because of (SS) 240.13d-1(3), 240.13d-1(f) or 240.13d-1(g), check the following box.  [ ]


        Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See (S) 240.13d-7 for other parties to whom copies are to be sent.


        *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




        Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

                                 Schedule 13D
-----------------------                                  ---------------------
 CUSIP NO. 638588 10 3                                    Page 2 of 17 Pages
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      INVESTCORP S.A.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
      Not Applicable                                            (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]
 5
      Not Applicable
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Luxembourg

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             14,285,714
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          14,285,714
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      14,285,714

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      Not Applicable                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      20.2%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 Schedule 13D
-----------------------                                  ---------------------
 CUSIP NO. 638588 10 3                                    Page 3 of 17 Pages
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Sipco Limited
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
      Not Applicable                                            (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]
 5
      Not Applicable
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Cayman Islands

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             14,285,714
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          14,285,714
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      14,285,714

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      Not Applicable                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      20.2%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 Schedule 13D
-----------------------                                  ---------------------
 CUSIP NO. 638588 10 3                                    Page 4 of 17 Pages
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      NR Holdings Limited
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
      Not Applicable                                            (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]
 5
      Not Applicable
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Cayman Islands

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             11,285,714
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          11,285,714
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      11,285,714

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      Not Applicable                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      13.5%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 638588 10 3            SCHEDULE 13D                  Page 5 of 17


This Schedule 13D is being filed jointly pursuant to Rule 13-d-1(k)(1) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, on behalf of Investcorp S.A., a Luxembourg corporation ("Investcorp"), Sipco Limited, a Cayman Islands corporation ("Sipco"), and NR Holdings Limited, a Cayman Islands corporation ("NR Holdings," and collectively with Investcorp and Sipco, the "Reporting Persons") to report the Reporting Persons' acquisition of beneficial ownership of in excess of five percent (5%) of the Common Stock of NationsRent, Inc. (the "Reportable Transactions") as a result of the acquisition by NR Holdings and NR Investments Limited, a Cayman Islands corporation ("NR Investments," and collectively with NR Holdings, the "Purchasers"), of shares of Convertible Preferred Stock, Series A, of NationsRent, Inc. (the "Preferred Stock") on July 20, 1999.

ITEM 1. SECURITY AND ISSUER.

This Statement on Schedule 13D (the "Schedule 13D") relates to the Common Stock, par value $0.01 per share (the "Common Stock"), of NationsRent, Inc., a Delaware corporation ("NationsRent"). The address of the principal executive offices of NationsRent is 450 E. Las Olas Blvd., Suite 1400, Ft. Lauderdale, FL 33301.

ITEM 2. IDENTITY AND BACKGROUND.

For information with respect to the identity and background of each director and executive officer of Investcorp and each of the directors of Sipco and NR Holdings, see Schedule I attached hereto. Sipco and NR Holdings do not have any officers.

(a)   Name of Person Filing

      (i) Investcorp S.A.

      (ii) Sipco Limited

      (iii) NR Holdings Limited

(b)   Place of Organization

      (i) Luxembourg

      (ii) Cayman Islands

      (iii) Cayman Islands

(c)   Principal Business

      (i) Investcorp S.A., through its subsidiaries, acts as a principal and intermediary in international investment transactions.

      (ii) Sipco is a passive holding company that has no operations and no employees.

      (iii) The sole business of NR Holdings Limited is to hold shares of Preferred Stock of NationsRent.

(d)   Address of Principal Business and Principal Office

      (i)   Investcorp S.A.
            37 rue Notre-Dame
            Luxembourg

CUSIP NO. 638588 10 3            SCHEDULE 13D                    Page 6 of 17


      (ii)  Sipco Limited
            West Wind Building
            P.O. Box 1111
            Harbour Drive
            Grand Cayman, Cayman Islands B.W.I.

      (iii) NR Holdings Limited
            West Wind Building
            P.O. Box 1111
            Harbour Drive
            Grand Cayman, Cayman Islands B.W.I.

(e)   Legal Proceedings

      During the last five years, none of the Reporting Persons, nor, to their best knowledge, any person identified on Schedule I, has (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Reporting Person or such person, as the case may be, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The source of funds is working capital contributed to the capital of the Purchasers by their shareholders. The total purchase price for the shares of Preferred Stock is $100 million.

Item 4. Purpose of Transaction.

The Preferred Stock acquired by NR Holdings was acquired for investment purposes on behalf of certain persons and/or entities (the "Managed Entities") which indirectly are managed by affiliates of Investcorp through revocable management services or similar agreements between such persons and/or entities or their shareholders or principals and an affiliate of Investcorp pursuant to which each such person or entity indirectly has granted such affiliate the authority to direct the voting and disposition of its equity interests in NR Holdings and/or NR Investments for so long as such agreement is in effect (the "Management Agreements"). The Preferred Stock acquired by NR Investments was acquired for investment purposes on behalf of a subsidiary of Investcorp and, to the extent of .5% of the pecuniary interest, on behalf of certain of the Managed Entities. Investcorp expects to make available to its regular investing clientele the opportunity to participate in NR Holdings' investment in the Preferred Stock by purchasing nonvoting equity interests in NR Holdings from the Managed Entities or by other means.

Pursuant to the Preferred Stock Purchase Agreement between the Purchasers and NationsRent dated July 20, 1999 (the "Purchase Agreement"), the Purchasers acquired from NationsRent on

CUSIP NO. 638588 10 3              SCHEDULE 13D                  Page 7 of 17

July 20, 1999 shares of Preferred Stock convertible into an aggregate of 14,285,714 shares of Common Stock (11,285,714 for NR Holdings and 3,000,000 for NR Investments). The closing of the purchase of shares of Preferred Stock convertible into an aggregate of 11,142,857 shares of Common Stock (8,802,857 for NR Holdings and 2,340,000 for NR Investments) took place on July 20, 1999. The Purchasers have the right (and the obligation) to consummate the closing of the purchase of shares of Preferred Stock (the "Second Preferred Shares") that will be convertible into an aggregate of 3,142,857 shares of Common Stock (2,482,857 for NR Holdings and 660,000 for NR Investments) following approval by NationsRent's stockholders of the issuance of such shares in accordance with the listing requirements of the New York Stock Exchange ("Stockholder Approval"). Persons having aggregate voting power with respect to a majority of the outstanding shares of Common Stock have executed and delivered to the Purchasers voting agreements and proxies ("Voting Agreements") agreeing to vote their shares of Common Stock of NationsRent in favor of approval of such issuance and granting to the Purchasers' representatives proxies to vote their shares of Common Stock of NationsRent in favor of approval of such issuance. Accordingly, stockholder approval of such issuance is assured. Since there is no material condition to the Purchasers' right to close on the purchase of the Second Preferred Shares, the 3,142,857 shares of Common Stock into which they are convertible became beneficially owned by the Reporting Persons upon execution and delivery of the Purchase Agreement and the Voting Agreements and have been included in the shares of Common Stock reported herein as beneficially owned by the Reporting Persons to the extent of their respective beneficial interests therein.

The Reporting Persons may from time to time acquire beneficial ownership of additional Common Stock and may from time to time cease to have beneficial ownership over Common Stock, depending upon price, market conditions, availability of funds, evaluation of alternative investments and other factors. Such acquisitions or dispositions may result from investment decisions by Investcorp or its wholly owned subsidiaries that indirectly manage the Managed Entities, or from decisions by the ultimate beneficial owners of the equity interests in the Purchasers held by the Managed Entities to directly or indirectly terminate or revoke the Management Agreements. Without limitation of the foregoing, Investcorp and the ultimate beneficial owners of the equity interests in the Purchasers held by the Managed Entities intend generally to explore means to realize favorable returns upon their investment in the Preferred Stock and, accordingly, on an on-going basis, may seek, evaluate and/or respond to offers to sell or to otherwise dispose of the Preferred Stock or the Common Stock into which the Preferred Stock is convertible (the "Conversion Shares"), either through open market or privately negotiated transactions. Such transactions may include transfers of shares of Preferred Stock to their ultimate beneficial owners, individual sales on behalf of the ultimate beneficial owners, underwritten offerings of Conversion Shares on behalf of more than one of the ultimate beneficial owners, and dispositions through negotiated transactions that result in a third party's acquisition of some or all of the Preferred Stock or the Conversion Shares. The Reporting Persons reserve the right to take any action with respect to NationsRent or any of its equity securities in any manner permitted by law.

Item 5. Interest in Securities of the Issuer.

        (a)     (i)     See Cover Page, Items 11 and 13. Investcorp does not
directly own any shares of the Preferred Stock. Investcorp's beneficial ownership of Common Stock results from

CUSIP NO. 638588 10 3               SCHEDULE 13D              Page 8 of 17

shares of Preferred Stock owned by NR Investments, which is an indirect 99.5% subsidiary of Investcorp, and by NR Holdings, the equity interests in which are owned by the Managed Entities. Investcorp may be deemed to share beneficial ownership of the shares of Preferred Stock beneficially owned by the Managed Entities because such entities or their shareholders or principals have entered into revocable management services or similar agreements with an affiliate of Investcorp pursuant to which each such entity or person indirectly has granted such affiliate the authority to direct the voting and disposition of the equity interests in NR Holdings owned by such entity for so long as such agreement is in effect.

        The aggregate percentage of shares of Common Stock reported in Item 13 of the Cover Page is based upon the 56,453,781 shares of Common Stock outstanding as of July 20, 1999, as represented by NationsRent in the Purchase Agreement.

        NR Holdings beneficially owns Preferred Stock that is convertible into 11,285,714 shares of Common Stock, including Preferred Stock that it has the right (and obligation) pursuant to the Purchase Agreement to acquire following receipt of Stockholder Approval that will be convertible into 2,482,857 shares of Common Stock. NR Investments beneficially owns Preferred Stock that is convertible into 3,000,000 shares of Common Stock, including Preferred Stock that it has the right (and obligation) pursuant to the Purchase Agreement to acquire following receipt of Stockholder Approval that will be convertible into 660,000 shares of Common Stock.

        (ii) See Cover Page, Items 11 and 13. Sipco does not directly own any shares of the Preferred Stock. The shares of Common Stock listed as beneficially owned by Sipco are the shares into which the Preferred Stock that Investcorp may be deemed to beneficially own are convertible. Sipco, which is a passive holding company entity without operations or employees, may be deemed to control Investcorp through its ownership of a majority of the stock of a company which indirectly owns a majority of Investcorp's outstanding stock.

        (iii) See Cover Page, Items 11 and 13. NR Holdings beneficially owns Preferred Stock that is convertible into 11,285,714 shares of Common Stock, including Preferred Stock that it has the right (and obligation) to acquire following receipt of Stockholder Approval that will be convertible into 2,482,857 shares of Common Stock.

        To the best knowledge of the Reporting Persons, none of the persons identified on Schedule I, directly or indirectly, has the sole or shared power to direct the voting or disposition of any shares of Common Stock of NationsRent.

    (b) (i) See Cover Page Items 7 through 10. Investcorp does not have the sole power to vote or dispose of any shares of the Preferred Stock. Investcorp may be deemed to share the power to direct the voting of the shares of Preferred Stock because certain of the Managed Entities own equity interests in the Purchasers having 100% of the voting power of the equity interests of both Purchasers, and these Managed Entities or their shareholders or principals have entered into revocable management services or similar agreements with an affiliate of Investcorp pursuant to which each of these Managed Entities indirectly has granted such affiliate the authority to direct the voting and disposition of the equity interests in the Purchasers owned by such Managed Entity for so long as such agreement is in effect.

CUSIP NO. 638588 10 3                                              Page 9 of 17
                                 SCHEDULE 13D

          Schedule II sets forth the name, place of organization, principal business, address of principal business and address of principal office for each of the Managed Entities with which Investcorp may be deemed to share voting or dispositive power with respect to the Preferred Stock. To the best knowledge of the Reporting Persons, during the last five years none of these Managed Entities has (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Managed Entity was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        (ii) See Cover Page Items 7 through 10. Sipco does not directly own any Common Stock. The shares of Common Stock listed as beneficially owned by Sipco are the shares into which the Preferred Stock that Investcorp may be deemed to beneficially own are convertible. Sipco, which is a passive holding company entity without operations or employees, may be deemed to control Investcorp through its ownership of a majority of the stock of a company which indirectly owns a majority of Investcorp's outstanding stock.

        (iii)  See Cover Page Items 7 through 10.

      (c) On July 20, 1999, NR Holdings purchased from NationsRent 78,000 shares of Preferred Stock, including 16,380 shares of Preferred Stock that it has the right (and obligation) pursuant to the Purchase Agreement to acquire following receipt of Stockholder Approval. The 78,000 shares are convertible into an aggregate of 11,285,714 shares of Common Stock. The purchase price for the shares of Preferred Stock is $1,000 per share.

      (d) The Managed Entities have the right to receive all dividends on and all proceeds from the sale of the Preferred Stock and Conversion Shares of NR Holdings and .5% of the dividends and sale proceeds of the Preferred Stock and Conversion Shares of NR Investments. None of the Managed Entities has a pecuniary interest in more than five percent of the Common Stock.

      (e)   Not applicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      Investcorp has no contracts, arrangements, understandings or relationships (legal or otherwise) especially with respect to the securities of NationsRent. The Management Agreements indirectly grant affiliates of Investcorp the authority to direct the voting, acquisition and disposition of any investments undertaken by such affiliates on behalf of the Managed Entities, including shares of stock of companies the acquisition of which is arranged by other affiliates of Investcorp. Neither Sipco nor NR Holdings has any contracts, arrangements, understandings or relationships with Investcorp or with any other person with respect specifically to the securities of NationsRent, except that in connection with the execution of the Purchase Agreement, NationsRent, the Purchasers, James L. Kirk and H. Wayne Huizenga entered into a Registration Rights Agreement. Pursuant to the Registration Rights Agreement, the Purchasers are entitled to certain demand and piggyback registration rights and tag-along rights with respect to the shares of Common Stock issuable upon conversion of the Preferred Stock.

CUSIP NO. 638588 10 3               SCHEDULE 13D                Page 10 of 17

Item 7. Material to be Filed as Exhibits.

        (a) Registration Rights Agreement among the Purchasers, NationsRent, James L. Kirk and H. Wayne Huizenga dated July 20, 1999.

        (b) Joint Filing Agreement among Investcorp, Sipco and NR Holdings dated July 30, 1999.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

        INVESTCORP S.A.

        By: /s/ Lawrence B. Kessler             July 30, 1999
        -----------------------------
        Name:  Lawrence B. Kessler
        Title: Chief Administrative Officer


        SIPCO LIMITED

        By: /s/ Lawrence B. Kessler             July 30, 1999
        -----------------------------
        Name:  Lawrence B. Kessler
        Title: Director


        NR HOLDINGS LIMITED

        By: /s/ Sydney J. Coleman               July 30, 1999
        -----------------------------
        Name:  The Director Ltd.
        Title: Director

CUSIP NO. 638588 10 3             SCHEDULE 1                     Page 11 of 17

                                INVESTCORP S.A.
                                   DIRECTORS


                              PRESENT BUSINESS  PRESENT PRINCIPAL
NAME                              ADDRESS           OCCUPATION           CITIZENSHIP
----                          ----------------  -----------------        -----------
Abdul-Rahman Salim Al-Ateeqi  P.O. Box 848      Personal Advisor         Kuwaiti
                              Safat 13009       to H.H. the Amir
                              Kuwait            of the State of
                                                Kuwait

                                                Chairman of
                                                Bahrain Middle East
                                                Bank

Omar A. Aggad                 P.O. Box 2256     Chairman and             Saudi
                              Riyadh 11451      President of Aggad
                              Kingdom of        Investment Co.
                              Saudi Arabia

Easa Saleh Al Gurg            P.O. Box 325      Ambassador of the        U.A.E.
                              Dubai             United Arab Emirates
                              United Arab       to the Court of St.
                              Emirates          James's and The Republic
                                                of Ireland

                                                Chairman, Easa Saleh
                                                Al Gurg
                                                Group of Companies,
                                                Dubai, a major trading
                                                house

                                                Chairman, Arabian
                                                Explosives Co LLC, a
                                                manufacturer of
                                                industrial explosives

                                                Chairman, Al Gurg
                                                Leight's Paints LLP,
                                                a manufacturer of
                                                decorative and
                                                industrial paints

                                                Chairman, Gulf Metal
                                                Foundry LLC, a
                                                manufacturer of carbon,
                                                steel, stainless steel,
                                                manganese steel, and SG
                                                iron castings

                                                Chairman, Al Gurg
                                                Lever LLC, a
                                                foodstuffs and
                                                consumer goods
                                                company

                                                Chairman, Al Gurg
                                                Fosroc LLC, a
                                                manufacturer of
                                                construction
                                                chemicals

                                                Director, Emirates
                                                International, Dubai

                                                Deputy Chairman,
                                                National Bank of
                                                Fujairah

                                                Director, Egyptian
                                                British Bank, Cairo

                                                Director, Emirates
                                                Bank
                                                International PJSC

Ahmed Abdullah Al Mannai      P.O. Box 76       Chairman, Mannai         Qatari
                              Doha              Corporation Ltd.
                              Qatar

                                                Chairman, Ahmed
                                                Mannai & Co.
                                                (QSC)

Khalid Rashid Al Zayani       P.O. Box 5553     Group Chairman,          Bahraini
                                                Al Zayani


[CAPTION]

CUSIP NO. 638588 10 3               SCHEDULE 13D                  Page 12 of 17

                           PRESENT BUSINESS   PRESENT PRINCIPAL
NAME                           ADDRESS           OCCUPATION          CITIZENSHIP
----                       ----------------   -----------------      -----------
                           Manama             Investments Group
                           Bahrain            of Companies

Hussain Ibrahim Al-Fardan  P.O. Box 63        Chairman, Alfardan       Qatari
                           Doha               Group of Companies
                           Qatar              (Holdings) WLL

Nasser Ibrahim Al-Rashid   P.O. Box 4354      Chairman, Rashid         Saudi
                           Riyadh 11491       Engineering
                           Kingdom of
                           Saudi Arabia

Abdul Rahman Ali Al-Turki  P.O. Box 718       Chairman and CEO, A.A.   Saudi
                           Dammam 31421       Turki Group of
                           Kingdom of         Companies
                           Saudi Arabia
                                              Chairman and CEO,
                                              ATCO Development, Inc.

                                              Chairman and CEO,
                                              ATCO Development Ltd.,
                                              London, UK

Mohammed Abdullah Al-Zamil P.O. Box 285       Chairman, A.H. Al-Zamil  Bahraini
                           Manama             Group of Companies
                           Bahrain

Abdullah Mohamed Alireza   P.O. Box 1555      Chairman, Reza
                           Jeddah 21441       Investment Co., a
                           Kingdom of         water resources
                           Saudi Arabia       development, sports
                                              and lesiure, and
                                              retail distribution
                                              company

                                              Chairman, Reza Food
                                              Services Co., a
                                              McDonalds franchise
                                              in Western Province,
                                              Saudi Arabia

                                              Chairman, International
                                              Chemical Industries &
                                              Trading Co.

                                              Vice Chairman of the
                                              Supervisory Board,
                                              Haji Abdullah Alireza
                                              & Co.

Abdullah Taha Bakhsh       P.O. Box 459       Chairman, TRACO
                           Jeddah 21411       (Trading, Engineering &
                           Kingdom of         Contracting Corporation),
                           Saudi Arabia       a holding company

                                              Chairman, TRACO
                                              (Real Estate), a
                                              marketing and wholesaling
                                              of lands, real estate
                                              development and property
                                              management company

                                              Chairman, TRACO
                                              (Engineering), a
                                              civil contracting,
                                              concrete and steel
                                              structural renovation,
                                              marine and deep sea
                                              engineering company

                                              Chairman, TRACO (Hotels),
                                              a hotel ownership and
                                              management company

Faraj Ali Bin Hamoodah     P.O. Box 203       President, Bin Hamoodah  U.A.E.
                           Abu Dhabi          Group of Companies
                           United Arab
                           Emirates

Mustafa Jassim Boodai      P.O. Box 1287      Chairman, Boodai         Kuwaiti
                           Safat 13013        Corporation


CUSIP NO. 638588 10 3               SCHEDULE 13D                 Page 13 of 17


[CAPTION]

                          PRESENT BUSINESS  PRESENT PRINCIPAL
NAME                         ADDRESS          OCCUPATION            CITIZENSHIP
----                     ----------------  -----------------        -----------

Mohammed Yousef Jalal    Kuwait            Chairman, Mohammed Jalal   Bahraini
                         P.O. Box 113      & Sons Group of Companies,
                         Manama            a trading and contracting
                         Bahrain           group



Nemir Amin Kirdar        Investcorp House  President and CEO of       Bahraini
                         P.O. Box 5340     Investcorp
                         Manama            Bank E.C.
                         Bahrain

Abdul Aziz Jassim Kanoo  P.O. Box 37       Deputy Chairman and        Saudi
                         Dammam 31411      Deputy CEO, Yusuf Bin
                         Kingdom of        Ahmed Kanoo Group,
                         Saudi Arabia      Saudi Arabia

                                           Chairman, Saudi Arabian
                                           Industrial & Trading Est.

                                           Chairman, Baroid
                                           (Saudi Arabia) Ltd.

                                           Chairman, Saudi Arabian Lube
                                           Additives Co. Ltd.

                                           Chairman, Key Communications
                                           Development Ltd.


CUSIP NO. 638588 10 3             SCHEDULE I                     Page 14 of 17

                                     SIPCO
                                   DIRECTORS

                             PRESENT BUSINESS  PRESENT PRINCIPAL
NAME                             ADDRESS          OCCUPATION                CITIZENSHIP
----                         ----------------  -----------------            -----------
Hussain Ibrahim Al-Fardan    P.O. Box 63       Chairman, Alfardan           Qatari
                             Doha              Group of Companies
                             Qatar             (Holdings) WLL

Mohammed Yousef Jalal        P.O. Box 113      Chairman, Mohammed           Bahraini
                             Manama            Jalal & Sons Group
                             Bahrain           of Companies, a
                                               trading and
                                               contracting group

Nemir Amin Kirdar            P.O. Box 5340     President and CEO            Bahraini
                             Manama            of Investcorp Bank E.C.
                             Bahrain

Abdul-Rahman Salim Al-Ateeqi P.O. Box 848      Personal Advisor to H.H.     Kuwaiti
                             Safat 13009       the Amir of the State
                             Kuwait            of Kuwait

                                               Chairman of Bahrain
                                               Middle East Bank

Abdul Aziz Jassim Kanoo      P.O. Box 37       Deputy Chairman and          Saudi
                             Dammam 31411      Deputy CEO, Yusuf Bin
                             Kingdom of        Ahmed Kanoo Group,
                             Saudi Arabia      Saudi Arabia

                                               Chairman, Saudi Arabian
                                               Industrial & Trading Est.

                                               Chairman, Baroid
                                               (Saudi Arabia) Ltd.

                                               Chairman, Saudi Arabian Lube
                                               Additives Co. Ltd.

                                               Chairman, Key Communications
                                               Development Ltd.

Lawrence B. Kessler          P.O. Box 5340     Chief Administrative         U.S.A.
                             Manama            Officer of Investcorp
                             Bahrain           S.A.

Gary S. Long                 P.O. Box 5340     Chief Financial Officer      U.S.A.
                             Manama            of Investcorp S.A.
                             Bahrain

                      ADDRESS OF
                       PRINCIPAL
                      BUSINESS AND
                       PRINCIPAL                  PRINCIPAL             PLACE OF
NAME                    OFFICE                    BUSINESS            ORGANIZATION
----                  ------------                ---------           ------------
CIP Limited         West Wind Building      Facilitation of corporate    Cayman Islands
                      P.O. Box 1111               administration
                      Harbour Drive
                  Grand Cayman, Cayman
                     Islands B.W.I.



CUSIP NO. 638588 10 3            SCHEDULE 13D                 Page 15 of 17


                                  SCHEDULE 1

                              NR HOLDINGS LIMITED
                                   DIRECTOR






                      ADDRESS OF PRINCIPAL
                     BUSINESS AND PRINCIPAL        PRINCIPAL      PLACE OF
        NAME                 OFFICE                 BUSINESS     ORGANIZATION
        ----         ----------------------        ---------    ------------
The Director Ltd.      West Wind Building          Serving as   Cayman Islands
                          P.O. Box 1111           a corporate
                          Harbour Drive            director
                      Grand Cayman, Cayman
                          Islands B.W.I.



CUSIP NO. 638588 10 3             SCHEDULE 13D                 Page 16 of 17


                                  SCHEDULE 1

                                INVESTCORP S.A.
                              EXECUTIVE OFFICERS


                      PRESENT BUSINESS   PRESENT PRINCIPAL
   NAME                   ADDRESS           OCCUPATION              CITIZENSHIP
   ----               ----------------   -----------------          -----------

Nemir Amin Kirdar     P.O. Box 5340      President and CEO            Bahraini
                      Manama             of Investcorp Bank E.C.
                      Bahrain

Lawrence B. Kessler   P.O. Box 5340      Chief Administrative         U.S.A.
                      Manama             Officer of Investcorp S.A.
                      Bahrain

Gary S. Long          P.O. Box 5340      Chief Financial Officer      U.S.A.
                      Manama             of Investcorp S.A.
                      Bahrain

Salman A. Abbasi      P.O. Box 5340      Secretary of Investcorp S.A. U.S.A.
                      Manama
                      Bahrain

CUSIP NO. 638588 10 3                 SCHEDULE 13D                 Page 17 of 17

                                      SCHEDULE II

                         INFORMATION REGARDING CERTAIN OF THE
                                   MANAGED ENTITIES

[CAPTION]

                                                                             PLACE OF
NAME                          ADDRESS                                     ORGANIZATION                PRINCIPAL BUSINESS
----                          -------                                     ------------                ------------------
Ballet Limited                c/o Beaufort Financial Services             Cayman Islands              Passive Holding Company
                              West Wind Building
                              P.O. Box 2179, Harbour Drive
                              George Town, Grand Cayman
                              Cayman Islands, BWI

Denary Limited                c/o Beaufort Financial Services             Cayman Islands              Passive Holding Company
                              West Wind Building
                              P.O. Box 2179, Harbour Drive
                              George Town, Grand Cayman
                              Cayman Islands, BWI

Gleam Limited                 c/o Beaufort Financial Services             Cayman Islands              Passive Holding Company
                              West Wind Building
                              P.O. Box 2179, Harbour Drive
                              George Town, Grand Cayman
                              Cayman Islands, BWI

Highlands Limited             c/o Beaufort Financial Services             Cayman Islands              Passive Holding Company
                              West Wind Building
                              P.O. Box 2179, Harbour Drive
                              George Town, Grand Cayman
                              Cayman Islands, BWI

Noble Limited                 c/o Beaufort Financial Services              Cayman Islands              Passive Holding Company
                              West Wind Building
                              P.O. Box 2179, Harbour Drive
                              George Town, Grand Cayman
                              Cayman Islands, BWI

Outrigger Limited             c/o Beaufort Financial Services             Cayman Islands              Passive Holding Company
                              West Wind Building
                              P.O. Box 2179, Harbour Drive
                              George Town, Grand Cayman
                              Cayman Islands, BWI

Quill Limited                 c/o Beaufort Financial Services             Cayman Islands              Passive Holding Company
                              West Wind Building
                              P.O. Box 2179, Harbour Drive
                              George Town, Grand Cayman
                              Cayman Islands, BWI

Radial Limited                c/o Beaufort Financial Services             Cayman Islands              Passive Holding Company
                              West Wind Building
                              P.O. Box 2179, Harbour Drive
                              George Town, Grand Cayman
                              Cayman Islands, BWI

Shoreline Limited             c/o Beaufort Financial Services             Cayman Islands              Passive Holding Company
                              West Wind Building
                              P.O. Box 2179, Harbour Drive
                              George Town, Grand Cayman
                              Cayman Islands, BWI

Zinnia Limited                c/o Beaufort Financial Services             Cayman Islands              Passive Holding Company
                              West Wind Building
                              P.O. Box 2179, Harbour Drive
                              George Town, Grand Cayman
                              Cayman Islands, BWI